UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Ellomay Capital Ltd.

(Name of Issuer)

Ordinary Shares, NIS 10.00 par value per share

(Title of Class of Securities)

M39927120

(CUSIP Number)

Kanir Joint Investments (2005) Limited Partnership

32A Hararzel Street

Tel Aviv 69710, Israel

Tel: +972-54-832-6385

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,845*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%*
14	TYPE OF REPORTING PERSON

PN

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

2

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,845*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%*
14	TYPE OF REPORTING PERSON

CO, HC

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

3

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		254,524
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

254,524
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,860,369*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%*
14	TYPE OF REPORTING PERSON

IN, HC

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

4

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		O
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

O
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,605,845*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%*
14	TYPE OF REPORTING PERSON

IN, HC

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

5

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

S. Nechama Investments (2008) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,123,604*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7%*
14	TYPE OF REPORTING PERSON

CO

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

6

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Shlomo Nehama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		464,973
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,729,449*
PERSON WITH	9	SOLE DISPOSITIVE POWER

464,973
	10	SHARED DISPOSITIVE POWER

5,232,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,588,577*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.4%*
14	TYPE OF REPORTING PERSON

IN, HC

* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

7

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Bonstar Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		233,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

233,258
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%*
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Joseph Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		408,258
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

408,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

408,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*
14	TYPE OF REPORTING PERSON

IN, HC

9

CUSIP No. M39927120

1	NAME OF REPORTING PERSON

Ishay Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		408,258
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

408,258
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

408,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%*
14	TYPE OF REPORTING PERSON

IN, HC

10

CUSIP No. M39927120

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by Kanir LP and Kanir Ltd. on November 14, 2005, as amended on February 21, 2008, on March 11, 2008, on March 31, 2008, on May 6, 2008, on January 26, 2009, on May 18, 2009, on November 17, 2010, on December 22, 2010, on August 24, 2013 and November 13, 2019.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

Subsequent to the filing of Amendment 10 to Schedule 13D, Ran Fridrich and Menachem Raphael each sold an aggregate of 100,000 Ordinary Shares for an aggregate per share sale price of $19.30 and $19.55, respectively. Mr. Fridrich also sold an aggregate of 16,787 Ordinary Shares at per share sales prices ranging from $16.00 to $23.3709 per share and Mr. Raphael sold 100,000 Ordinary Shares for an aggregate per share sale price of $23.80. Finally, on September 30, 2020, Nechama Investments sold 428,265 Ordinary Shares for an aggregate per share sale price of $27.13. All share price information in this Item is after deducting commissions and expenses.

Item 5.	Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 12,652,094 Ordinary Shares outstanding as of October 8, 2020 (as reported by the Tel Aviv Stock Exchange on its website).

During the past 60 days, as described under Item 3 above, Nechama Investments sold 428,265 Ordinary Shares.

Kanir LP currently holds 2,605,845 Ordinary Shares, which constitutes approximately 20.6% of the outstanding Ordinary Shares. Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 3,123,604 Ordinary Shares, which constitutes approximately 24.7% of the outstanding Ordinary Shares, and Mr. Nechama currently holds 464,973 Ordinary Shares individually, which constitute approximately 3.7% of the outstanding Ordinary Shares. Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute 28.4% of the outstanding Ordinary Shares in the aggregate.

11

CUSIP No. M39927120

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 Ordinary Shares, which constitutes approximately 45.3% of the outstanding Ordinary Shares, and holds shared dispositive power with respect to 5,232,201 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 41.4% of the outstanding Ordinary Shares. Accordingly, Mr. Nechama may be deemed to beneficially own approximately 49.0% of the Outstanding Ordinary Shares, Mr. Raphael may be deemed to beneficially own approximately 47.3% of the Outstanding Ordinary Shares and Mr. Fridrich may be deemed to beneficially own approximately 45.3% of the Outstanding Ordinary Shares. Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

Messrs. Joseph Mor and Ishay Mor currently beneficially own 175,000 Ordinary Shares held by a company jointly owned by them and 233,258 Ordinary Shares held by Bonstar, which together constitute approximately 3.2% of the outstanding Ordinary Shares. Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them. The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of the other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c) See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons since the most recent amendment of Schedule 13D.

(d) Not applicable.

(e) Not applicable.

12

CUSIP No. M39927120

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2020

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By:	KANIR INVESTMENTS LTD., its General Partner

By:	/s/ Menahem Raphael
	Name:	Menahem Raphael
	Title:	Director

By:	/s/ Ran Fridrich
	Name:	Ran Fridrich
	Title:	Director

KANIR INVESTMENTS LTD.

By:	/s/ Menahem Raphael
	Name:	Menahem Raphael
	Title:	Director

By:	/s/ Ran Fridrich
	Name:	Ran Fridrich
	Title:	Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

13

CUSIP No. M39927120

S. NECHAMA INVESTMENTS (2008) LTD.

By:	/s/ Shlomo Nehama
	Name:	Shlomo Nehama
	Title:	Director

/s/ Shlomo Nehama
Shlomo Nehama

BONSTAR INVESTMENTS LTD.

By:
	Name:	Joseph Mor
	Title:	Director

Joseph Mor

Ishay Mor

14